Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following are Peoples Energy Corporation's answers to manager's questions distributed on July 18, 2006.

Q&A for Mangers Regarding Transition - July 18, 2006

Q:  Is this WPS first merger?

A:  This is WPS Resources’ first merger of this scale.  Previously, WPS acquired the natural gas utilities of Aquila located in Michigan and Minnesota.

Q:   How old is WPS?

A:  WPS Corporation was established in 1883 and is a 120 year old company.

Q:  Does WPS have an updated gas system?

A:  WPS’ main distribution system is 73% plastic main and 27% cathodic coated steel main.

Q:  Are the wages at WPS similar?

A:  At this time, we don’t have enough information to provide an accurate answer.

Q:  Is someone from WPS going to come down and talk to us?

A:  Yes.  At the appropriate time, WPS CEO Larry Weyers intends to talk to employees.

Q:  Can they legally change the retirement point system before the Union contract is expired?

A:  The current collective bargaining agreements do not allow the company to unilaterally change the retirement point system.

Q:  If my job or department is eliminated, will we know prior to regulatory approval? If we are told that we are losing our jobs then how much notice will we be given to us of our last date of employment?

A:  The combined company will handle the integration process with balance and integrity for all involved.   The integration process is currently being organized.  We will share further information when it becomes available.

Q:  Can you tell us more about the transition team and the process that they will use to determine who stays and who goes?

A:  The transition team is just being formed and the process for review has not yet been formalized.  The team includes Tom Nardi and Bill Morrow from Peoples Energy and two representatives from WPS.

Q:  If the company decides to keep you, can you still elect to take the severance package and leave?

A:  At this point, there have been no decisions made regarding any severance package that might be offered once the transition becomes effective.

Q:  For people close to retirement, will there be any offer to bridge their years and allow them to retire early?

A:  At this point, there have been no decisions made regarding any bridge package that might be offered once the transition becomes effective.

Q:   Will our PES operations be moved to Wisconsin?

A:  The headquarters of the combined Energy Services company would be based in Green Bay.  For PES, more specific details will be available once the transition team makes that determination.

Q:  When we are combined, will the new company still have a 401K plan and a pension plan? After the merger, will our pension plan change?

A:  First, it’s important to note that there are no immediate pay or benefits changes planned as a result of this transaction. Once approved, the agreement calls for comparable benefits for one year after the close of the transaction.  After that time, the new company will make benefits decisions.

Q:  Can you tell us more about the regulatory approval process and what it entails?

A:  The Companies need approvals from various agencies and regulatory bodies.  The Illinois Commerce Commission has to approve the combination.  This process entails the Companies filing an application with supporting documentation and testimony.  Other parties can intervene including the City of Chicago, the Attorney General, the State’s Attorney and the Citizen Utility Board.  This proceeding will take several months.  The Wisconsin Public Service Commission has to approve a new intercompany services agreement.  The merger would also need clearance under the Hart-Scott-Rodino Act and approvals from the Federal Energy Regulatory Commission and the Federal Communications Commission.

Q:  Do you have any approximation of the number of jobs that will be eliminated?

A:  It is estimated that there is an opportunity for about $72 million of savings from corporate overhead and redundancies across all of the companies of the newly formed corporation.  This could include supply chains, fuel, corporate and administrative programs, IT integration, and overall staffing.  There is another $8 million of estimated savings opportunities at the non-regulated businesses.
Q:  WPS outsources their customer care, billing, credit and collections to Alliance Data.  What will prevent this from happening with the services our call center handles?

A:  It is important to remember that the WPS acquisition of Aquila’s natural gas utilities did not include the call center functions of those companies.  For that reason, WPS needed to implement a call center in order to continue serving customers.  It is premature to project what specific customer functions at Peoples would change as a result of the proposed merger.

Forward-Looking Statements
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This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.